UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibits 99.1 and 99.2 included with this report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Forms S-8 (No. 333-224737, No. 333-210561 and No. 333-200834), Forms F-3 (No. 333-254680) and Forms F-1 (No.333-239264, No. 333-248561 and No. 333-239019) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description
99.1	Aeterna Zentaris Reports Fourth Quarter and Full Year 2023 Financial Results and Announces Completion of Enrollment in Ongoing Pivotal DETECT-Trial for the Diagnosis of Childhood-Onset Growth Hormone Deficiency

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date:	March 27, 2024	By:	/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer

(3)